INVESTMENT MANAGERS SERIES TRUST II
235 W. Galena Street
Milwaukee, Wisconsin 53212

VIA EDGAR

November 28, 2016

Securities and Exchange Commission
100 F Street, NE
 Washington, DC 20549

Attention: Division of Investment Management

Re:	Investment Managers Series Trust II (the “Registrant”)
Registration Statement on Form N-1A (File Nos. 333-191476 and 811-22894) on behalf of the Vivaldi Orinda Multi-Strategy Fund

Ladies and Gentlemen:

This letter summarizes the comments provided by Ms. Anu Dubey of the staff of the Securities and Exchange Commission (the “Commission”) by telephone on September 14, 2016, on the Registrant’s registration statement filed on Form N-1A related to the Vivaldi Orinda Multi-Strategy Fund, which is a separate series of the Registrant (the “Fund”).

Responses to all of the comments are included below and, as appropriate, are reflected in the Registrant’s Post-Effective Amendment No. 101 to the Fund’s Form N-1A registration statement (the “Amendment”) filed concurrently with this correspondence.

GENERAL

1.
Confirm in your response letter that the Registrant will not offer shares of the Fund to the public until the reorganization of the Vivaldi Orinda Macro Opportunities Fund, a series of Advisors Series Trust (the “Predecessor Fund”), into the Fund, is completed.

Response: The Registrant confirms that it will not offer shares of the Fund to the public until after the reorganization of the Predecessor Fund is completed.

2.
In comments provided by the staff of the Commission on October 21, 2016, October 25, 2016 and October 26, 2016 on the Registrant’s Pre-Effective Amendments No. 1 and 2 to the Fund’s Form N-14 registration statement, the staff indicated that the use of “Orinda” in the Fund’s name is misleading under Section 35(d) of the Investment Company Act of 1940. Please consider revising the Fund’s name.

Response: In accordance with the staff’s request, the Registrant has modified the Fund’s name to exclude the reference to “Orinda.” The new name is “Vivaldi Multi-Strategy Fund.”

PROSPECTUS

Investment Objective

3.
Under the Investment Objectives on page 1, the Fund’s objective appears to have three objectives: “The primary objective of the Vivaldi Orinda Multi-Strategy Fund is to seek long-term capital appreciation by pursuing positive absolute returns across market cycles while generating attractive long-term returns with low correlation to traditional equity and fixed income indices.” Typically funds will have one or two objectives. Explain how the Fund can achieve each of these three objectives at the same time without conflicting with or offsetting the other objectives.

Response: The Registrant has revised the Fund’s objective as follows:

“The Vivaldi Multi-Strategy Fund seeks to achieve long-term capital appreciation by pursuing positive absolute returns across market cycles. In pursuing its objective, the Fund seeks to generate attractive long-term returns with low sensitivity to traditional equity and fixed-income indices.”

Fees and Expenses of the Fund

4.	In the Fees and Expenses Table on page 1, consider removing the parentheticals for maximum deferred sales charge (load) and redemption fee if redeemed within 30 days of purchase since there are none.

Response: The Registrant has removed the parenthicals from maximum deferred sales charge (load) and redemption fee line items in the fee and expense table.

5.
In the Fees and Expenses Table on page 1, footnote 1 states ““Other expenses,” “Dividend and interest expenses on short sales” and “Acquired Fund Fees and Expenses” for the Fund have been estimated for the current fiscal year.” Confirm whether “dividend and interest expenses on short sales” and “Acquired Fund Fees and Expenses” are estimated. Consider deleting “dividend and interest expenses on short sales” from the footnote, if appropriate.

Response: The Registrant confirms that “Other Expenses” and “Acquired Fund Fees and Expenses” are estimated for the current fiscal year. To clarify, the Registrant has revised the first sentence in footnote 1 as follows:

““Other expenses~~,~~” ~~“Dividend and interest expenses on short sales”~~ and “Acquired Fund Fees and Expenses” for the Fund have been estimated for the Fund’s current fiscal year.”

Principal Investment Strategies

6.	The third paragraph discusses the Fund’s Global Macro strategy. Disclose how the Global Macro strategy is consistent with generating positive, absolute returns. Please explain how this works.

Response: Global Macro is an opportunistic strategy focused on generating absolute returns. A Global Macro manager’s objective is to generate realized gains, and in turn, positive performance for the fund, not to manage a portfolio to a benchmark or to minimize tracking error. Global Macro managers seek profitable trades, both long and short, across a wide range of markets, asset classes and securities, and accordingly, long-term performance does not generally depend on the direction of any particular market or sector, or the course of economic trends. This feature has historically allowed macro strategy returns to exhibit low correlations to major market indices.

The Registrant has added the following disclosure to the third paragraph under “Principal Investment Strategies:”

“Crescat seeks to generate realized gains, and in turn, positive performance for the Fund, not to manage the portfolio to a benchmark or to minimize tracking error. Crescat seeks profitable trades, both long and short, across a wide range of markets, asset classes and securities, and accordingly, long-term performance does not generally depend on the direction of any particular market or sector, or the course of economic trends.”

7.
On page 3, the first bullet point under the second paragraph provides that the Fund may invest without limit in equity securities of issuers of any market capitalization including common stocks, preferred stocks, rights, warrants, convertibles, private equity interests, and shares of other investment companies and ETFs. Please indicate whether the Fund’s principal investment strategies include investments in Contingent Convertible Bonds (“CoCos”) and, if so, add disclosure that the Fund will invest in CoCos and their related risks to the “Principal Risks of Investing” section. In addition, please indicate how much will be invested in private equity securities and indicate in the disclosure that the Fund will consider investments in private equity securities as illiquid securities.

Response: The Registrant confirms that investments in convertibles, including CoCos, are not a principal investment strategy of the Fund and has removed convertibles from this disclosure, along with the corresponding risk disclosure in the “Principal Risks of Investing” section.

In addition, the Fund’s investments in private equity interests, along with preferred stocks, rights and warrants are not principal investment strategies and they have been removed from this disclosure, along with the corresponding risk disclosure in the “Principal Risks of Investing” section.

8.	In that same bullet point, please confirm whether the Fund invests in registered and unregistered investment companies.

Response: The Registrant confirms that the Fund will only invest in registered investment companies and has revised the disclosure to state in a separate bullet point the following:

“Invest in shares of other registered investment companies and ETFs.”

9.
On page 3, the fifth bullet point under the second paragraph provides disclosures regarding mortgage-backed securities. Confirm whether these investments are a principal investment strategy. Also, please indicate how much will be invested in non-agency residential mortgage-backed securities and commercial mortgage-backed securities. If the Fund’s investments are only in agency mortgage-backed securities, consider adding “agency” to the disclosure. Further, if mortgage-backed and asset-backed securities are not part of the Fund’s principal investment strategies, each should be deleted as a principal investment risk.

Response: The Registrant confirms that investments in mortgage-backed securities are not a principal investment strategy of the Fund and, therefore, references to such securities in the principal investment strategies, as well as the discussion of “mortgage-backed and asset-backed securities risk” in the principal risks section, have been deleted.

10.
On page 3, the ninth bullet under the second paragraph states that the Fund may invest a significant portion of its assets in the securities of companies in the same sector of the market. Consider if the Fund will be concentrated and add a concentration policy.

Response: The Registrant confirms that the Fund will not be concentrated and will adhere to the 25% industry limitation of the Investment Company Act of 1940, as amended.

11.
Page 4 includes the following statement: “The Advisor expects that the Fund will have a portfolio turnover in excess of 100% on an annual basis.” Since the Predecessor Fund has a present turnover of 393%, add for the Fund that the turnover rate is significantly in excess of 100%.

Response: The Registrant has revised the disclosure as follows:

“It is expected that the Fund will have a portfolio turnover significantly in excess of 100% on an annual basis.”

12.
The disclosure in the Form N-14 registration statement indicated that the Predecessor Fund’s advisor may “invest up to 100% of the Predecessor Fund’s total assets in cash, money-market instruments, bank obligations and other high-quality debt securities for temporary defensive purposes.” This defensive disclosure is typically included for all funds. Confirm whether this should also be included for the Fund.

Response: The Registrant has added the following disclosure:

“Temporary Defensive Strategy. When adverse market, economic, political or other conditions dictate a more defensive investment strategy, the Fund may, on a temporary basis, hold cash or invest a portion or all of its assets in money market instruments including obligations of the U.S. government, its agencies or instrumentalities, obligations of foreign sovereignties, or other high-quality debt securities, including prime commercial paper, repurchase agreements and bank obligations, such as bankers’ acceptances and certificates of deposit. Under normal market conditions, the potential for capital appreciation on these securities will tend to be lower than the potential for capital appreciation on other securities that may be owned by the Fund. In taking such a defensive position, the Fund would temporarily not be pursuing its principal investment strategies and may not achieve its investment objective.”

Principal Risks of Investing

13.	Please consider whether all the risk factors listed under this section are in fact principal risks of the Fund.

Response: The Registrant has removed certain risk disclosure as discussed in Responses #7 and #9 above. In addition, the Registrant has removed foreign sovereign risk, asset segregation risk, and risk of increase in expenses, as they are not principal risks of the Fund.

14.
On page 9, the Fund lists “Sector focus risk” as a risk factor. If there are particular sectors, please add disclosure regarding the specific risks of those sectors and add appropriate disclosure of the sectors in the “Principal Investment Strategies” section.

Response: The Registrant confirms that the Fund does not currently intend to focus its investments in a particular sector and therefore additional disclosure has not been added at this time.

Performance

15.
The Performance Table on page 10 compares the Fund’s returns to the BofA Merrill Lynch 3Month US Treasury Bill Index. Explain in the correspondence letter why this index is an appropriate index for this Fund.

Response: The primary objective of the Fund is to seek long-term capital appreciation by pursuing positive absolute returns across market cycles. In pursuing its objective, the Fund seeks to generate attractive long-term returns with low sensitivity to traditional equity and fixed-income indices, and therefore comparing the Fund’s performance to an equity and/or fixed income index would not be appropriate. Because the Fund pursues positive absolute returns, the Registrant believes an index approximating the yield on cash (the BofA Merrill Lynch 3 month US Treasury Bill Index) is an appropriate benchmark.

Portfolio Managers

16.
On page 10, it states, “The portfolio managers within each team are jointly and primarily responsible for the day-to-day management of the portion of the Fund’s portfolio managed by the applicable Advisor or Sub-Advisor.” Pursuant to Investment Company Act Adopting Release 26533 (August 23, 2004) disclose whether there is a coordinator with responsibility for allocating the portfolio among the various managers and analysts, implementing trades on behalf of analysts on the team, reviewing the overall composition of the portfolio to ensure its compliance with its stated investment objectives and strategies, and monitoring cash flows. Include any changes under “Management of the Fund” on page 26 as well.

Response: The Registrant has revised the disclosure to make clearer that Vivaldi is responsible for managing a portion of the Fund’s assets, determining the allocation of assets among the sub-advisors and for overseeing the activities of the sub-advisors. The Registrant has revised the disclosure on page 10 as follows:

“The portfolio management teams for the Advisor and Sub-Advisors are comprised of the individuals listed below. Messrs. Peck, Hergott and Murphy are jointly and primarily responsible for the overall management of the Fund, including the determination of the allocation of the Fund’s assets to each Sub-Advisor. The portfolio managers within each team are jointly and primarily responsible for the day-to-day management of the portion of the Fund’s portfolio managed by the applicable Advisor or Sub-Advisor.”

In addition, the following disclosure has been added to page 26:

Vivaldi has engaged the Sub-Advisors to make the day-to-day investment decisions for portions of the Fund. While a sub-advisor makes the day-to-day investment decisions for the Fund, the Advisor retains ultimate responsibility (subject to the Board of Trustees’ oversight) for overseeing each Sub-Advisor and evaluating the Fund’s needs and the Sub-Advisor’s skills and performance on an ongoing basis. Based on its evaluation, the Advisor may recommend to the Board that the Fund: (i) change, add or terminate a Sub-Advisor; (ii) continue to retain a Sub-Advisor even though the Sub-Advisor’s ownership or corporate structure has changed; or (iii) materially change a sub-advisory agreement with a Sub-Advisor. In addition to the oversight of the Fund’s Sub-Advisors, the Advisor is responsible for managing a portion of the Fund’s assets and for determining the allocation of the Fund’s assets to each Sub-Advisor. Messrs. Peck, Hergott and Murphy are jointly and primarily responsible for the overall management of the Fund, including the determination of the allocation of the Fund’s assets to each Sub-Advisor.”

More About the Fund’s Investment Objectives, Principal Investment Strategies and Risks

17.	Apply all applicable comments from the summary section for the Fund to Item 9 of Form N-1A.

Response: The Registrant confirms that all applicable comments have been applied to this section of the Prospectus.

Management of the Fund

18.
On page 26, the third paragraph states “The Advisor and the Trust intend to file an application for an exemptive order from the SEC that would permit the Advisor to engage additional unaffiliated sub-advisors, and to enter into and materially amend an existing or future sub-advisory agreement with an unaffiliated sub-advisor, upon the approval of the Board of Trustees, without obtaining shareholder approval.” Please provide a further statement that “there is no assurance the SEC will grant the relief.”

Response: The Registrant has made the requested revision.

Your Account with the Fund – Share Price

19.
Please provide the disclosure provided in Item 11(a)(3), Instruction 2 of Form N-1A which states if the fund has portfolio securities that are primarily listed on foreign exchanges that trade on weekends or other days when the Fund does not price its shares, disclose that the net asset value of the Fund’s shares may change on days when shareholders will not be able to purchase or redeem the Fund’s shares.

Response: The Registrant notes the last sentence of the first paragraph under this section states the following:

“However, foreign securities listed primarily on non-U.S. markets may trade on weekends or other days on which the Fund does not value its shares, which may significantly affect the Fund’s NAV on days when you are not able to buy or sell Fund shares.”

* * * * *

The Registrant acknowledges that the adequacy and accuracy of the disclosure in the filing is the responsibility of the Registrant. In addition, the Registrant acknowledges that any comments or changes to disclosures in the filing provided by the Commission staff, acting pursuant to delegated authority, do not preclude the Commission from taking any action with respect to the filing. The Registrant also represents that it will not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at 626-385-5777 should you have any questions or comments regarding the Amendment.

Sincerely,

/s/ Diane J. Drake
Diane J. Drake
Secretary